Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

July 25, 2006

Via Facsimile, Federal Express and EDGAR

Mr. Kevin Vaughn

Reviewing Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	RAE Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarter Ended March 31, 2006
File No. 001-31783

Dear Mr. Vaughn:

On behalf RAE Systems, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”), dated June 16, 2006, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Results of Operations, page 25

Costs of Sales and Gross Margin, page 25

1.	We note throughout the filing that you explain changes in line items excluding certain transactions. For instance, we note that you explain the change in your cost of sales excluding the cost of sales from your acquired businesses. While this type of disclosure is helpful in describing your results from period to period, it removes focus from the excluded items and may be misleading to investors since it is a non-GAAP measure. Please revise future filings to discuss only changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

The Staff’s comment is noted, and in all future filings with the SEC, management will address only changes to the Company’s GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

Liquidity and Capital Resources, page 30

Contractual Obligations, page 32

2.	We note that you present total Notes Payable-Related Parties of $1.3 million. However, based on your disclosures under Related Party Transactions on page 33 and in Note 14 to the consolidated financial statements, it appears that there is an additional $434,000 that will be due on demand after December 31, 2005 that does not appear to be

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reflected in this table or in the notes to the table. Please tell us what consideration you gave to including this amount and tell us more about the basis for your conclusion not to include this amount in the table.

As indicated in Note 14 to the consolidated financial statements, the $434,000 was due on demand only after December 31, 2005. Initially, management believed that since there was no fixed payment term, the amount was not required to be included in the Company’s table of contractual obligations listed on page 32. As part of our preparation of the Company’s first quarter 2006 Form 10-Q, management reviewed the requirements of Item 303(a)(5) to Regulation S-K and determined that the balance on demand of $434,000 should be reflected in the Company’s table of contractual obligations. In that regard, please refer to the Company’s first quarter 2006 Form 10-Q, Contractual Obligations table listed on page 19. In all future filings with the SEC, the Company will confirm that its obligations are properly reflected in the table of contractual obligations as required by Item 303(a)(5) to Regulation S-K.

Item 9A. Controls and Procedures, page 35

Changes in Internal Controls Over Financial Reporting, page 38

3.	We note your disclosure on page 35 that your management including your CEO and CFO concluded that as of December 31, 2005 that your internal controls over financial reporting “were not effective” due to the three material weaknesses in your internal control over financial reporting identified by management as of December 31, 2005. We also note your statement that you “have concluded that [your] internal control over financial reporting provided reasonable assurance to support an assessment that your internal controls were effective, with the exception of the three material weaknesses . . .” We do not believe the second disclosure is appropriate in light of the conclusion above that your internal controls over financial reporting were not effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of internal control over financial reporting. For example, if true, you can state that given the identified matters, your internal control over financial reporting are not effective. You should not, however, state here the conclusion in your current disclosure, which appears to state that your internal controls over financial reporting are effective except to the extent they are not effective. Please refer to Question 5 of the SEC Frequently Asked Questions on Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

The Staff’s comment is noted and in all future filings with the SEC, the Company will state in clear and unqualified language, the conclusions of our chief executive officer and chief financial officer on the effectiveness of the Company’s internal control over financial reporting.

Consolidated Statement of Cash Flows, page F-5

4.	We note your disclosure of the changes in operating assets and liabilities, net of effects of deconsolidation. Please tell us and revise future filings to explain what items are being deconsolidated and why.

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

As part of our preparation of the Company’s fiscal 2005 annual report on Form 10-K, management incorrectly carried forward the additional wording “net of effects of deconsolidation” in the statements of cash flows even though there was no reported amount for any of the fiscal years of 2003, 2004 and 2005. The incorrect entry was an editing oversight that existed in the baseline document initially used to prepare the Company’s fiscal 2005 annual report. The deconsolidation incurred in 2002 and therefore did not impact the cash flows for the years ended 2005, 2004 and 2003.

For the Staff’s reference, prior to 2002 the Company consolidated Renex, a research and development company. In July 2002, Renex completed a $3 million private placement of its capital stock. Based on the terms and conditions of the contract, the Company’s interest in Renex decreased which resulted in a change from the consolidated method to the equity method in fiscal 2002. The deconsolidation was previously disclosed in Note 1 to the consolidated financial statements in the Company’s fiscal 2002 annual report on Form 10-K.

5.	It appears that you are presenting your purchases, sales and maturities of short term investments held to maturity on a net basis within your cash flows from investing activities. Please revise your future filings to present your cash inflows and outflows related to your securities held to maturity on a gross basis in accordance with paragraph 11 of SFAS 95, or tell us why you believe your current presentation is appropriate.

The Staff’s comment is noted, and in all future filings with the SEC, management will obtain the information necessary to present the disclosure required by paragraph 11 of SFAS 95. Previously, the Company did not have sufficient information to disclose purchases, sales and maturities of short term investments held to maturity by element.

Note 1. Summary of Significant Accounting Policies, page F-6

(d) Revenue Recognition, page F-6

6.	We note from your disclosure within your amended Form 10-K/A for the year ended December 31, 2004 that you restated your financial statements due to identifying several U.S. local, state and federal agency purchase orders with freight delivery terms of “FOB destination” and that you had previously recognized the revenue related to these transactions at “FOB factory”. We further note that you restated your financial statements to appropriately defer these transactions until delivery had occurred. Please tell us and revise your future filings to explain how your current revenue recognition policy addresses transactions that have FOB destination shipping terms. In this regard, revise future filings to clarify how you determine when you have met the delivery criteria for revenue recognition.

For all non-standard shipping terms such as “FOB destination”, management established the following revenue recognition procedures in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”):

•	Monthly, a trained accountant reviews terms in all material purchase orders and customers contracts. For all “FOB destination” transactions, the accountant reviews proof of delivery reports from our freight service providers prior to recognizing the revenue.

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

•	Quarterly, an internal auditor tests, on a sample basis, our compliance with our revenue recognition policy.

•	We stress the importance of our written revenue recognition policy to all key finance and sales personnel each quarter. For example, we recently devoted a significant portion of our June 2006 annual worldwide finance meeting to the topic of revenue recognition stressing the importance of compliance to SAB 101, EITF 00-21 “Revenue Arrangements with Multiple Deliverables” and FASB Technical Bulletin 90-1 “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.”

We note the Staff’s comments on future reporting with respect to revenue recognition policy for FOB destination shipping terms, and will accordingly add additional disclosures in all future filings with the SEC clarifying how the Company determined when the delivery criteria defined in SAB 101 for revenue recognition was met.

(t) Segment Reporting, page F-10

7.	We note your disclosure that you aggregate your geographical operating divisions into one reportable operating segment based on SFAS 131. We also note the following:

•	You state that through your acquisition of KLH in 2004, you have significantly expanded your international operations, primarily in China. We note your disclosures on page 16 regarding the risks relating to your substantial international operations and sales.

•	On page 25, you discuss your gross profit margins excluding KLH. You also state that gross profit margins remained consistent “as the increase in lower margin distribution and installation business at KLH was offset by the favorable impact of higher volumes and manufacturing efficiencies on our overall product costs.” In this regard, it appears that your profit margins vary between KLH and non-KLH businesses.

Please tell us about your analysis of the factors under paragraph 17 of SFAS 131 in determining that your operating segments met the aggregation criteria outlined in that paragraph, including similar economic characteristics. Please refer to paragraphs 17 and 73 – 74 of SFAS 131. In your response, please clarify for us how many operating segments have been aggregated into the one reportable segment.

Consistent with both the objectives and basic principles of SFAS 131, and given the relatively small size of the entire business (total sales of $31.4, $45.5 and $60.3 million respectively for 2003, 2004 and 2005), management and operations are organized for efficiency on a “single segment” functional basis. (Refer to paragraphs 4 and 17 of SFAS 131.) For example, the sales organization reports directly to a single individual in the U.S., manufacturing personnel to a single person in China, finance personnel to a single person in the U.S., human resources to a single person in the U.S., R&D personnel, mainly to a single person in China and marketing to a single person in the U.S. Both the chief executive officer and chief financial officer measure and manage the Company based on total results, which also supports a single segment conclusion based on the management approach described in paragraphs 4 and 5 to SFAS 131. The executives of the Company earn variable compensation based on overall profitability of RAE

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

Systems, and not on any subset thereof. Finally, financial presentations made to the Board and Audit Committee are prepared on a consolidated single-segment basis, which is the foundation for all strategic business decisions.

In terms of the specific factors identified by paragraph 17 to SFAS 131:

a.	“The nature of products and services;”

The Company is in a single business segment worldwide, in that the sole Company business focus is the sale of portable and wireless gas and radiation detection products and related services.

b.	“The nature of the production process;”

The Company produces standard products using uniform assembly and test processes.

c.	“The type or class of customer for their products and services;”

The Company sells its products and services to government agencies, industrial manufacturers, chemical processors and environmental remediation firms, worldwide.

d.	“The methods used to distribute their products or provide their services;” and

The Company relies on both direct sales and distributors worldwide for distribution and provision of its services.

e.	“If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

The Company must meet similar safety standards worldwide for operation of its products, for example: Underwriters Laboratory (UL) standards in the U.S., Canadian Safety Association (CSA) standards in Canada, Atmosphere Explosive Directive 94/9/EC (ATEX) in Europe and the “EX” standard in China .

Management of the Company further believes that separate reporting of segment information will not add significantly to an investor’s understanding of its enterprise since the Company’s operating divisions have characteristics so similar that each has essentially the same future prospects. Refer to paragraph 73 to SFAS 131. For example, the Company competes with the same major competitors on a worldwide basis, each with a similar pricing and marketing strategy. While the Company currently may earn lower margins on its recent KLH acquisition in China, which led to the KLH disclosures referenced in the Staff’s comment, management believes that this contrast is fundamentally due to short-term inefficiencies related to a recent conversion from a state-run enterprise model to a private enterprise model. When inefficiencies are reduced for this recent acquisition, management of the Company expects to produce uniform margins across the Company.

The Company does maintain statutory operating divisions mainly organized by geographic regions that are consolidated within its financial results (e.g., refer to the listing of significant subsidiaries in the Company’s most recent annual report on Form 10-K). As for whether or not

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

any of these geographical operating divisions constitute an “operating segment” as defined by paragraph 57 to SFAS 131, results of operations are reviewed on the same basis as is disclosed in the Company’s geographic sales and long-lived assets disclosure (four geographic reporting divisions) in its fiscal 2005 Form 10-K, Page F-18, footnote 11. Profitability is not generally measured by management at these geographic regions primarily because financial reporting below the revenue line is tied to statutory tax reporting requirements rather than management reporting. In addition, because the Company has concentrated its operations (for example, the majority of R&D and manufacturing occur in China), a material resource allocation generally involves a review of several parts of the operation to be certain the facility requirements are balanced across the Company and that the decisions made are not sub-optimized. Therefore, material decisions to allocate resources generally span several of the geographic reporting divisions, not a single geographic division.

8.	Further to the above, we note your disclosures on page 25 where you separately discuss the results of the KLH operations and the operations excluding KLH. Tell us what consideration you have given to presenting KLH as a separating operating segment under SFAS 131.

Management has considered from time to time the possibility of reporting KLH as a separate operating segment. However, to date, separate reporting of KLH has not been warranted or required by accounting literature as the Company explained above in its response to comment number seven. As for past presentation of KLH, because the Company was presenting three years of results and past comparisons did not include results for KLH prior to the May 28, 2004 acquisition date, for comparison purposes, management believed it was important that investors understand the unique contribution of KLH on the Company’s consolidated results. In addition, as part of our integration of KLH, the Company transferred some customer sales and related staffing to KLH. Accordingly, management believed it was also important to distinguish KLH results that affected the Company’s presentation of geographic sales segments, as disclosed on page F-18, to its fiscal 2005 Form 10-K, footnote 11.

Note 2. Mergers and Acquisitions, page F-11

9.	We note that in the fourth quarter of 2005, you completed the purchase price allocation for your acquisition of KLH and that you recorded an additional $107,000 of intangible assets, $136,000 of goodwill, and $243,000 of long-term liabilities to finalize the purchase price allocation. Appendix F of SFAS 141 states that the allocation period for the purchase price should usually not exceed one year from the consummation of a business combination. Further, paragraph 51(h) of SFAS 141 requires you to disclose for any purchase price allocation that has not yet been finalized, that fact and the reasons therefore. We do not see where you included these disclosures in your December 31, 2004 Form 10-K. Please tell us what contingencies existed or what information you had not yet obtained that prohibited you from finalizing your purchase price allocation. In addition, please tell us the basis for your conclusion that it was appropriate to record adjustments to the purchase price allocation after the one year anniversary of the acquisition. Please also refer to paragraph B183 of SFAS 141.

In Note 3 to the Company’s consolidated financial statements in its 2004 Form 10-K, the KLH investment costs were allocated to the fair value of the assets acquired, including management’s estimate for developed technologies and liabilities assumed. The allocation was

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

based on management’s estimate in 2004 and the final allocation study was performed and completed by an independent appraisal firm in the second quarter of 2005, within one year from the acquisition date.

Summarized below are management’s reasons for the changes to the Company’s purchase price allocation for KLH:

a.	Intangible assets - $107,000

As a result of the independent study completed in the second quarter of 2005, intangible assets and deferred tax liabilities were increased by $107,000. The adjustments were included in the Company’s Form 10-Q for the second quarter of 2005 within one year of the acquisition date.

b.	Goodwill - $136,000

As part of our preparation of the Company’s 2005 Form 10-K, management reviewed the original purchase accounting entries related to the KLH investment and noted the following issues:

1.	Initially, deferred tax liabilities were calculated only on the basis of a California unitary tax rate as management determined that intangible assets associated with the acquisition could not be considered as part of the basis of the China-based asset. After further management review, it was determined that in accordance with FAS 109, Appendix A, paragraph 133, that treatment of intangibles required addition of a tax-deferred asset to account for China taxes even though the amortization of the intangible was not tax deductible in China. The result was an additional tax deferral at the 15% KLH’s China statutory rate. Management therefore recorded additional goodwill and deferred tax liabilities of $368,000 in the fourth quarter of 2005.

2.	In conjunction with the KLH investment, an unsecured note payable was established for the previous KLH shareholders as part of the purchase price agreement. These notes were non-interest bearing and were not recorded at a theoretical net present value initially. In order to correct the error, notes payable and goodwill were reduced by $288,000 to correct the valuation that should have been made as of the date of acquisition. During the fourth quarter of 2005, $126,000 of amortization of discount to notes payable was recorded to adjust the notes payable to a theoretical net present value as of December 31, 2005. The adjustment of $126,000 included $50,000 of 2004 and $76,000 of 2005 interest expenses. Please refer to comment 11 below for additional information.

3.	The tax impact of item 2 above resulted in additional goodwill and deferred tax liabilities of $56,000.

The net impact of the above adjustments resulted in an increase in goodwill by $136,000 at the date of acquisition.

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

c.	Long term liabilities - $243,000

1. Please refer to item 1 in goodwill section above – Deferred tax liabilities increased by $368,000.

2. Please refer to item 3 in goodwill section above – Deferred tax liabilities increased by $56,000.

3. Please refer to item 2 in goodwill section above – Notes payable decreased by $288,000.

4. Please refer to the intangible assets adjustment response above - Deferred tax liabilities increased by $107,000 in the second quarter of 2005.

The net impact of the above adjustments resulted in increase in long term liabilities by $243,000 at the date of acquisition.

Please see item 11 for the SAB 99 analysis of the impact of the correcting entries.

Note 13. Investments in Other Entities, page F-21

10.	We note that you recorded an adjustment consisting of a $489,000 debit to your investment in Renex and credited additional paid in capital for a corresponding amount during the fourth quarter of 2005 to adjust the prior year investment balance to properly reflect the carrying value of your investment and your pro rata share of the net equity in Renex. Please respond to the following:

•	Please tell us and revise future filings to discuss why there was a difference between the carrying value of your investment and the amount of underlying equity in net assets of Renex. Refer to paragraph 20(a) of APB 18.

•	Please tell us the basis for your conclusion that this difference required adjustment in the current period financial statements. Please also discuss the basis for the manner in which you recorded the adjustment.

•	Based on your disclosure here, it appears that this represents the correction of a prior period error. If so, please tell us why you believe it was appropriate to record this correction in the current year.

As part of our preparation of the Company’s 2005 Form 10-K, management noted that the Company’s investment in Renex was less than the Company’s pro rata share of underlying equity in Renex’s books. This was because in July 2002, Renex completed a $3 million private placement of its capital stock. The selling price per share was higher than the carrying amount per share recorded by the Company. In accordance with Staff Accounting Bulletin 51, management defined Renex as a newly-formed research and development company. As a result, an additional $488,000 of investment and paid in capital were recorded to properly reflect the carrying value of the Company’s investment and it’s pro rata share of the net equity in Renex.

The Renex adjustment represented 0.6% of total assets and 0.9% of total equity at December 31, 2005. In addition, it has no impact on net income, earnings per share or cash flow position. As a result, management concluded that there was no need to restate prior year financial

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

statements because, in management’s opinion, it was not probable that a reasonable person relying on the financial statements would have been influenced by the information or made a different judgment if the correct information had been known.

Please also refer to comment 11 below for management’s quantitative analysis of the aggregated effect of all corrections.

Note 15. Quarterly Information (Unaudited), page F-23

11.	We note that you recorded a discount of $288,000 for a related party note that was incurred as part of financing for the KLH investment acquisition and an adjustment of $126,000 related to the amortization of the discount for this note payable. Please tell us and revise future filings to please explain to us in more detail the nature and timing of this transaction. Please also provide us with a comprehensive qualitative and quantitative analysis of the materiality of the error based on the guidance in SAB 99. Provide the analysis of the materiality for each of fiscal years 2004 and 2005 assuming the transaction had been recorded correctly. The quantitative analysis should address operating income (loss), net income (loss), earnings (loss) per share and any other relevant measures. Your analysis should address the factors outlined in SAB 99. We may have further comment based upon your response.

As mentioned in response to the Staff’s comment 9 above, in conjunction with the KLH investment, an unsecured note payable was established for the previous KLH shareholders as part of the purchase price agreement. These notes were non-interest bearing and were not recorded at a theoretical net present value initially. In order to correct the error, in the fourth quarter of 2005, management recalculated the note payable balance by using a discount rate of 5.5%, the average bank borrowing rate for KLH in Beijing, China. The notes payable and goodwill balances were reduced by $288,000 at the date of acquisition. Total amortization of discounts to notes payable was $126,000, including $50,000 from June to December of 2004 and $76,000 from January to December of 2005.

Management performed a quantitative analysis on the impact of the correcting errors in 2005 and the misstatements in the 2004 financial statements:

Impact on 2005 financial statements

	Amount published in 10-K	Unadjusted numbers	Difference	% impact
Operating loss	$(1,588,000)	$(1,588,000)	—	—
Net loss	$(759,000)	$(709,000)	$50,000	-6.59%
Loss per share	$(0.01)	$(0.01)	—	—

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

Impact on 2004 financial statements

	Amount published in 10-K	Adjusted numbers	Difference	% impact
Operating income	$3,514,000	$3,514,000	—	—
Net income	$2,335,000	$2,285,000	$(50,000)	-2.14%
Earnings per share - basic	$0.04	$0.04	—	—
Earnings per share - dilute	$0.04	$0.04	—	—

The error of $50,000 represented 6.59% of the net loss in 2005, which was exacerbated because the Company was close to a break-even situation. In the second quarter of 2005, the Company recorded a one time charge of $2,027,000 for abandoning the lease on the Company’s former corporate headquarters and manufacturing facility in Sunnyvale, California. Excluding this one time charge, the impact on the net income was 3.9% in 2005. The impact of the error on 2004 net income was 2%.

The following are the criteria from SAB 99 that management considered when deciding on the accounting treatment:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate – The item arises from an estimated interest rate that is regularly published and can be reasonably estimated.

•	Whether the misstatement masks a change in earnings or other trends – No

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise – No

•	Whether the misstatement changes a loss into income or vice versa – No

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – No

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements – No

•	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – No

•	Whether the misstatement involves concealment of an unlawful transaction. – No

Besides considering the misstatements individually, as required by SAB 99, management considered the aggregated effect of all misstatements. Please refer to comments 9, 10 and 11 above for further details.

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480

		Twelve-month Adjusting Entry Dr/(Cr)
Staff Comment Number	Description	Assets	Liabilities	Equity	Profit & Loss
9	Intangible assets	$107,000
	Deferred tax liabilities		$(107,000)
	To record additional intangible assets based on study performed by an independent appraisal firm within
	twelve months of acquisition.

		Correcting Entries Dr/(Cr)
9	Goodwill	$368,000
	Deferred tax liabilities		$(368,000)
	To record deferred tax liabilities based on local statutory rate

9 & 11	Discount to notes payable		$288,000
	Goodwill	$(288,000)
	To calculate imputed interest on KLH notes payable

9 &11	Goodwill	$56,000
	Deferred tax liabilities		$(56,000)
	To record tax impact on KLH notes payable entry

11	Interest expense				$50,000
	Discount to notes payable		$(50,000)
	Amortization of discount to notes payable (from June 04 to December 04)

10	Investment in unconsolidated affiliates	$488,000
	Additional paid in capital			$(488,000)
	To adjust investment for additional equity as a result of secondary offering

	Total -Correcting entries Dr/(Cr)	$624,000	$(186,000)	$(488,000)	$50,000

Impact on 2005 financial statements excluding twelve-month adjusting entry:

Dr / (Cr)	Published (Form 10-K pages F-2 and F-3)	Total Correcting Entries	% Impact
Total assets	$76,264,000	$624,000	0.82%
Total liabilities	$(17,465,000)	$(186,000)	1.06%
Total equity	$(54,573,000)	$(488,000)	0.89%
Operating loss	$1,588,000	$50,000	3.15%
Net loss	$759,000	$50,000	6.59%
Loss per share	(0.01)	—	—

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Impact on 2004 financial statements excluding twelve-month adjusting entry:

Dr / (Cr)	Published (Form 10-K pages F-2 and F-3)	Total misstatements	% Impact
Total assets	$69,115,000	$624,000	0.90%
Total liabilities	$(12,638,000)	$(186,000)	1.47%
Total equity	$(52,189,000)	$(488,000)	0.94%
Operating income	$(3,514,000)	$50,000	-1.42%
Net income	$(2,335,000)	$50,000	-2.14%
Basic earnings per share	0.04	—	—
Diluted earnings per share	0.04	—	—

Based on the quantitative and qualitative analyses of the aggregate misstatements documented above, management concluded that the misstatements were immaterial and did not warrant a restatement of prior year financial statements.

*          *          *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (408) 952-8404. Thank you very much for your assistance.

Very truly yours,

/s/ Donald W. Morgan
Donald W. Morgan
Chief Financial Officer
RAE Systems, Inc.

cc:	Tara Harkins, Securities and Exchange Commission
Martin James, Securities and Exchange Commission
Peter Astiz, DLA Piper Rudnick Gray Cary US LLP

RAE Systems, Inc.

3775 North First Street

San Jose, California 95134

July 25, 2006

Via Facsimile, Federal Express and EDGAR

Mr. Kevin Vaughn

Reviewing Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	RAE Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarter Ended March 31, 2006
File No. 001-31783

Dear Mr. Vaughn:

This correspondence is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated June 16, 2006, with respect to RAE Systems, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006. As requested by the Staff, we are simultaneously submitting this correspondence in conjunction with the Company’s response letter dated the same in accordance with Staff guidance provided in SEC Press Release No. 2004-89 regarding submission of “Tandy” language.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities law of the United States.

If you should have any questions regarding the above, please do not hesitate to contact me at (408) 952-8404.

Sincerely,

RAE Systems, Inc.

By:	/s/ Donald W. Morgan
Name:	Donald W. Morgan
Title:	Chief Financial Officer

cc:	Tara Harkins, Securities and Exchange Commission
Martin James, Securities and Exchange Commission
Peter Astiz, DLA Piper Rudnick Gray Cary US LLP